FIRST AMENDMENT TO THE
                             FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF
                            SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     Great Basin Water Company
          (Name of Small Business Issuer in its charter)


Nevada                                   86-0889096
(State or other jurisdiction of         (I.R.S. employer
incorporation or organization)          identification
                                            number)


2950 E. Flamingo Rd., Suite F
Las Vegas, Nevada                                89121
(Address of principal executive offices)        (Zip Code)

Issuer's Telephone Number:      (702) 734-1223

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:  n/a

Name of exchange on which each class is to be registered:  n/a

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share

                        TABLE OF CONTENTS

                                                  Page No.

Part I
     Item 1.  Description of Business                3
     Item 2.  Management's Discussion and Analysis
              Or Plan of Operation                   10
     Item 3.  Description of Property                13
     Item 4.  Security Ownership of Certain
              Beneficial Owners and Management       14
     Item 5.  Directors, Executive Officers,
              Promoters and Control Persons          16
     Item 6.  Executive Compensation                 18
     Item 7.  Certain Relationships and Related
              Transactions                           19
     Item 8.  Description of Securities              20

Part II
     Item 1.  Market for Common Equity and Related
              Stockholder Matters                    21
     Item 2.  Legal Proceedings                      21
     Item 3.  Changes In and Disagreements with
              Accountants                            22
     Item 4.  Recent Sales of Unregistered
              Securities                             22
     Item 5.  Indemnification of Directors and
              Officers                               23

Part F/S                                             23

Part III
     Item 1.  Index to Exhibits                      36
     Item 2.  Description of Exhibits                36

Signatures                                           36

                                PART I

ITEM 1.  DESCRIPTION OF BUSINESS

General
-------

     Great Basin Water Company (the "Registrant" or the "Company") was incorporated on August 27, 1997 under the laws of the state of Nevada. On November 1, 1998, the Company purchased all of the outstanding shares of Shadow Ridge Water Company ("Shadow Ridge"), an Arizona corporation, by issuing 1,000,000 shares of common stock of the Company, valued at $2.00 per share. In February of 1999, the Company acquired four water wells with pumps and 2,733.35 acre feet of water in Arizona in exchange for the payment of 7,500 shares of Preferred Series B Stock, valued at $100.00 per share, and the annual payment, commencing November 1, 2000, of $60,000 cash. On July 12, 1999, the Company acquired 100% of HDB Telemetry Corporation, a Nevada corporation ("HDB Telemetry"), by issuing 100,000 shares of common stock, valued at $2.00 per share. Also on July 12, 1999, the Company acquired 20% of HDB Telemetry Systems, a Canadian corporation ("HDB Telemetry-Canada"), by issuing 20,000 shares of common stock valued at $2.00 per share.

Business of the Registrant
--------------------------

     The Company is a holding company in the business of acquiring new or existing water companies and utility-related products. The Company aims to centralize any acquired utility organization to better service its end-users and to capitalize new water utility corporations in need of capitalization for the expansion and/or construction of new systems to service the demands of developers and builders. In addition, new products that serve utility companies may also become a target of acquisition by the Company. While the Company does not engage in providing utility services directly, it serves as a holding company for other companies it acquires that may provide such services.

     The main goal of the Company is to acquire certified companies that provide public water utility service and waste treatment services to identified portions of Arizona, California, Nevada and Utah. Management intends to locate companies with respectable operating histories that do not suffer from water quality problems.

     While the Company intends to centralize the business organization of the companies it acquires, it will also utilize traditional distribution methods for water and waste treatment in areas that are targeted for explosive growth in America's
Southwest.

     Competitive business conditions are somewhat thwarted because of the semi-monopolistic nature of utilities. While considered natural monopolies, the acquisition of existing water companies and the capitalization of new construction of other water companies acquired, will eventually lead to the limits of holding companies with utilities. Once the total monthly revenue of all the Company's subsidiaries combined reach or exceed $5,000,000 per month, new restrictions from the State of Arizona and possibly other states would affect the further acquisition of additional utilities.

     All of the water in the utilities in the Company's current subsidiaries is ground water (pump well) distribution. The amount of acre feet that can be pumped is allocated in the Certificate of Convenience and Necessity awarded by the State for that particular water system.

     The availability of water is proven in each instance where demands for utility service (water and waste) is requested. Developers and builders must submit a request for an assurance of service prior to receiving any building or construction permits. As each is examined, the availability of water to service such demands is reviewed by hydrologists and a decision is made to service from existing infrastructural designs and existing pump wells, or to develop additional pump well capacity. Current hydrological reports indicate vast quantities of ground water in the alluvial basins in the area of Arizona where the Company is active.

     The dependence on customers for water is a known demand factored by unit into the Certificate of Necessity and the 100 year water plan so the matter of few or many customers is centrally organized into the overall plan of combined customer demand.

     Franchises for water and waste treatment services on two townships in Mohave County, Arizona are owned by Shadow Ridge. All services are approved by the Arizona Department of Environmental Quality, the Corporate Commission of the State of Arizona, Mohave County Arizona, Department of Engineering and the water is tested weekly for quality by an approved chemical laboratory.

     Each governmental approval is on an "as needed" basis for each subsidiary corporation. There are not any approvals required at this time that has not been obtained. The effect of governmental approvals for service and operational requirements are not any different than normal operating procedures.

     The Company has not expended any time or money on research and development. The Company relies on manufacturing corporations for equipment and components. Costs and effects of compliance with environmental laws have been approximately $5,000, mainly for biological and endangered species surveys and control in compliance with Federal laws.

     The Company currently has two full-time employees. Darryl E. Schuttloffel is the President/CEO and works full time for the Company implementing the business plan. He is an officer and director of the Corporation. Ray E. Warren is the Chairman of the Board of Directors and devotes approximately twenty hours per week to implementing the business plan. Mr. Thomas R. Warren is a director as well as the CFO of the Company and devotes approximately 20 hours per week to the Company's affairs.

SHADOW RIDGE
------------

     The Company purchased 2,733.35 acre feet of agricultural water in the Mesquite, Nevada area. The Mesquite, Nevada area, which is called the Arizona Strip, is embarking on a building and housing boom for subdivisions and rural communities. The Company's subsidiary, Shadow Ridge, will service water in these communities. This Arizona Strip section of land is situated northwest of the Grand Canyon and is not accessible from the rest of the State of Arizona. In order to get there, one must travel through the state of Nevada or the state of Utah. Indeed, Mohave County, in which most of the Arizona Strip is located, is larger than five of the smaller eastern states, is largely unsettled and is desert. Golf courses and country clubs are planned for this area as well as planned communities of 2,000 homes.

     The acquisition of Shadow Ridge was the first of the utility companies purchased by the Company. Shadow Ridge was a start-up company that owns franchises on over 7,000 acres of real estate in the Arizona Strip. The first 18.25 miles of water and waste treatment mains have been engineered and construction is scheduled to start in March 2000. The system will currently serve two developers that have requested service, but it is engineered to serve a total of seven square miles of property that should attract other future developers as well.

     Even though this utility is located directly across the Virgin River from Mesquite, Nevada, one of the fastest growing cities in Nevada, a market analysis was conducted on the utility by Tamsen Market Research and Analysis for the developers regarding the proposed residential and utility development. The site is situated approximately 3.5 miles southeast of Mesquite, Nevada and is currently barren property.

     Research consisted of a site area reconnaissance, local records review, available news articles and interviews with local governmental and industry professionals. Their assessment has revealed the following information in connection with the development of the property for residential utilization and the operation of a supporting utility.

     1. Mesquite Nevada is the fastest growing city in Nevada (currently the fastest growing small city in the entire United States) with other nearby Nevada cities in second and third place.
     2. The current population is approximately 15,000 and is expected to double in the next three years with the city of Mesquite eventually supporting 30,000 to 35,000 people.
     3. During the past ten years the area population has increased 400%+.
     4. The economy is well diversified and not tied to any particular employer, creating a wide variance of opportunities and expectations.
     5. Completion of the recent casinos during the past five years has put a strain on the existing supply of housing lots.
     6. The average home in Mesquite is a 1,500 square foot ranch home priced between $95,000 and $140,000.
     7. Certain unique building methods permitted in the area can help provide more affordable housing.
     8. Lot prices are high ($50,000-$80,000) due to a lot shortage.
     9. About thirty-two (32) new subdivisions have recently been developed during the last three years. Several of these developments have been pre-sold.
     10. The prices of Mesquite residential building lots are climbing and lots are hard to come by. There are still a few in-fill lots scattered throughout the older parts of the city, but even these are selling at premium prices.

     It is the opinion of the study that with proper management and marketing, there is no reason that the ongoing successful home building boom which is going on in Mesquite, Nevada cannot be duplicated in the Arizona side across the Virgin River from

Mesquite. The Mohave County Plan for that area estimates that a population in that part of Arizona could reach 80,000 in the next twenty years. Shadow Ridge has positioned itself to be the utility of choice for all that area and management of the Company sees it as one of the leading subsidiaries of the Company's future.

     The earnings from Shadow Ridge will not grow in direct proportion to their customer growth. In most business, such a relationship is natural. Management cannot expect that from this Company because the customer growth for Shadow Ridge will be rapid, for at least seven years. In addition, that relationship does not hold true for this corporation. To put it in short and simple terms, the expenses associated with the rapid growth will outpace the revenues received from the new customers.

     The assets of the Company will, however, grow in direct proportion to developer activities. While we are responsible for the waste treatment facilities, the wells, storage tanks and some of the main transmission lines, the developer is responsible for some of the main transmission lines, all the laterals and all the service units. Upon completion of the developers responsibility for the transmission and distribution systems, they are inspected by Company personnel and then accepted from the developer. They then become the assets of the Company.

     In order to alleviate such a financial impact upon any of our utility companies, that is only followed by earnings from a slower customer growth than retail businesses experience, "impact fees" are placed upon the developers that provide a return of investment into the Company and alleviate the initial financial impact and creates a return of investment that is comparable to growth. Such fees charged to the developers range from $3,000.00 per unit to $6,000.00 per unit for residential developments.

     It is reasonable to assume that the water and waste treatment facilities for the area in the Arizona Strip serviced by Shadow Ridge, will cost approximately $1.2 Million. Shadow Ridge has an agreement with the developers wherein the developers will pay to Shadow Ridge, $3,000.00 per unit on the first 475 homes in Phase I. The developers then would pay back as the homes are built a total of $1,425,000 against the cost of the $1.2 Million and turn over to Shadow Ridge, assets of the infrastructure of approximately $2.9 Million. There are three developers with a total of 2,000 homes in the plans. There are, of course, no guarantees that such numbers will be achieved.

REMOTE CONTROL OF WATER AND UTILITY METERS
------------------------------------------

     The Company's entry into high tech utilities started with the acquisition of HDB Telemetry and the acquisition of 20% of HDB Telemtry-Canada. The remote control of water meters availing the ability to monitor, control and bill water clients via satellite/computer interlinks is what management believes to be the way of the future.

     Shadow Ridge is commencing to supply water to large housing projects. In addition, with the planned acquisition of additional utility companies, management feels that the building, construction and expansion of the Company's utility company subsidiaries should be with the latest technology which H.D.B. Telemetry can supply, not only to the Company's subsidiaries but to all utility companies.

     That means a cost effective means of collecting water and utility meter billing data and processing of the collected data. Such a telemetry system is not only cost effective in systems management, but allows ease of expansion in the system with future acquisitions of other water companies.

     In October, 1994, ORBCOMM was granted a USA commercial license for the transmission of data to Low Earth Orbit (LEO) Satellites. In October, 1998, ORBCOMM had completed placing 28 LEO satellites into orbit. In June, 1998, Houston Technologies Inc. had secured a retail distributorship for the ORBCOMM SYSTEM By December, 1998, Houston Technologies Inc. had effective one way communication established through the system and by January 1999, effective two way communication was established giving the ability to receive messaging/alarms and respond to them, all via satellite. The micro processor developed by Houston Technology gives the system full SCADA capabilities. Houston Technology merged with H.D.B. Telemetry of Canada and started the H.D.B. Telemetry System Corporation in the United States.

     Electronic Water Meters with a data output port and a built-in solenoid are installed at each dwelling on the oncoming water or utility lines. A four pair line is run from the water or utility meter to the outside of the dwelling and trenched into a satellite communicator which is placed in a central location to accommodate 20 homes. The micro processor within the communicator would be programmed to extract data from the utility or water meter on command or on a set frequency and then transfer the data to the main or central office.

     The data would then be automatically rolled into the billing software with limited possibility of corruption. Clerical staff would only be required to print billing. Meters would be able to be polled on demand from the central office for data. Water or any utility could be turned off or on from the office without having to enter onto the customer's property. This communication system can also be used to control golf course irrigation and is presently designed for installation into a twenty seven hole golf course in Arizona.

     All of the utility companies associated with the Company will be utilizing the new type meters and H.D.B. Telemetry is expected to begin international distribution in the first quarter of 2000.

COMPETITION
-----------

     The Company is aware that there are other holding companies attempting to acquire independent water companies for consolidation. However, the Company is not intimate with any of these corporations. Citizens Utilities has attempted to purchase the same independent water companies that the Company has and five of the companies targeted by us have decided to accept our acquisition offers. The share of the market that the Company can achieve is estimated at 30% because of the marketing plan implemented to identify independent companies considering take-overs, the consolidation plans and the corporate representation by legal representatives; however, the water and waste treatment business is intensely competitive. The Company will be at a disadvantage with some other companies which may have larger staffing and greater financial and operational resources.

     In the utility equipment businesses, in which H.D.B. Telemetry is engaged, the marketing plan being developed by H.D.B. Telemetry is to acquire national and international distributors for the water meters and software package that is monitored by satellite. In the related fields, H.D.B. Telemetry is entering into the petroleum market that will allow petroleum companies to monitor pumping, pressure, distribution and flow via the Orsbcomm Satellite system. These systems are being custom designed by H.D.B. Telemetry and during the year 2000, the marketing will continue with custom designed systems for the petroleum industry and the establishment of distributors in the water and waste portion of the business plan.

DEPENDENCE UPON ONE OR A FEW MAJOR CUSTOMERS
--------------------------------------------

     Although the Company currently has no revenue, if it does not make further acquisitions of operating water utility companies, it will be dependent upon the development activities of the Shadow Ridge water project for future revenue. Likewise, HDB Telemetry is dependent upon the Company's activities and acquisitions of water utility companies for its future revenues, unless and until HDB Telemetry seeks unrelated, third-party customers for revenue.

Item 2.  Management's Discussion and Analysis or Plan of
Operation

     This registration statement includes, without limitation, certain statements containing the words "believes", "anticipates", "estimates", "could", "should", "plans to" and "it is reasonable to assume", and words and phrases of a similar nature which constitute "forward-looking statements" meaning actual results could differ from projected or expected results. In particular, the statements herein regarding the Company's expansion and acquisition plans and methods; the stabilization of business and its affect on revenues and expenses; the length of time the proceeds from the Company's stock and cash acquisition plans and the cash flow from operations acquired and planned could and would fund its planned operations and acquisitions; the complete effect to the Company's operations if lack of agreement or cooperation with those third party investors on which the company relies, the effect of the name recognition associated with the utility industry in acquiring future and planned water and waste treatment companies or the effects on the operations of the Company if the Company were to lose the services of any of its officers or directors or the management anticipated to be acquired in the acquisitions; the role consolidation has in the acquisition of the companies that is anticipated and the effects on rate limitations levied by the Corporate Commissions or the Utility Commissions, and the possible effect of misinterpretation of new policies or lack of awareness could have on operations, are forward looking statements. These forward-looking statements reflect management's current expectations and are inherently uncertain and dependent upon investor relations for the acquisitions. The Company's actual results may differ significantly from management's expectations.

INTRODUCTION
------------

     The Company is a holding company with two operating subsidiaries: Shadow Ridge and H.D.B. Telemetry. Shadow Ridge holds franchises for water and waste treatment utility services on approximately 7,000 acres of land in the State of Arizona. It has requests for Assurance of Service from three developers that are currently awaiting their preliminary approval prior to starting construction on the first phase of 435 homes within the franchise area of Shadow Ridge.

     H.D.B. Telemetry is a "start up" company that has developed utility meters that can be read by satellite on OrbsComm and through the system can transfer the data from Satellite directly to the software billings with limited possibility of corruption.

     There have not been any revenues from either subsidiary and revenues are not expected from either until the third quarter of 2000.

     The Company is designed to serve as a utility holding company that would acquire and operate water utility companies and waste treatment systems, first in Northwest Arizona and eventually throughout the Southwestern United States. The Company has negotiated agreements to acquire three operating water utility companies in the region of Northwestern Arizona and are expected to close on the acquisitions in the first quarter of 2000. The acquisitions, if and when completed, are expected to produce for the Company an immediate increase in annual revenues of approximately $600,000.00 per year.

     Management's vision for the Company is to build a substantial regional utility company through a strategic program of acquiring water rights, service franchises and existing water companies along the paths of predicted growth throughout the desert regions of the Pacific Southwest. In this way, the Corporation can systematically build equity, increase earnings and maximize share value through the consolidation of the companies acquired.

     "New-build" systems as in the case of Shadow Ridge, will utilize the latest in hi-tech plastic pipe, pumps and delivery systems, which allow the smaller companies to become more profitable and less expensive. Packaged waste treatment plants are planned in all of the systems in which Shadow Ridge has been petitioned for service. In the "new-build" systems, the assets of the corporation grow in direct proportion to developer activities. While the company is responsible for the waste treatment facility, wells, storage facilities and some of the main transmission lines, the developer is responsible for the mains, lateral's and service units. Upon completion of the infrastructure (transmission and distribution system), the developer deeds the infrastructure to the Company for ownership and of course the utility assumes the maintenance after proper inspection. Hence earnings from new-build systems do not grow in direct proportion to the customer growth. This cost is off-set through impact fees and tap fees paid by the developer which then in turn, pays for the build out cost and the costs associated with the assurance of continued service.

     The featured direction of the Company is to acquire existing water and waste treatment companies. The fundamental feature of these investor owned water companies is that each is structured in the holding company, servicing its customers through one or more subsidiary companies, usually, but not necessarily, wholly owned subsidiaries. The management of the Company's affairs is centralized within its executive management team and its Board of Directors. As of December 31, 1999, the Company's net shareholders equity was $2,551,723 or $0.48 per share. Net shareholder's equity (also called "book value") per share represented the amount of the total assets of the Company from its audited balance sheet, reduced by the amount of its total liabilities, divided by the total number of shares of Common Stock issued and outstanding.

     To ensure the continued operations to effect the business plan for the year 2000, the Chairman of the Board and the President of the Corporation have assigned proceeds from their personal bonds in the amount of $592,050.00 which will be sufficient to move the corporation into the acquisition phases of the business plan. It is reasonable to assume that such funds shall be sufficient and the total may not be required.

     Relationships with investment groups have enabled the corporation to move into the acquisition phases of the business plan and three companies that have agreed to acquisition terms are in the review process. It is anticipated that all three companies shall pass the reviews and be acquired by the Corporation. The Company anticipates that all three of these shall pass the reviews and the acquisitions could be completed, if at all, by the end of May of the year 2000. The Company also anticipates that it might acquire a minimum of two water or utility-related corporations in 2000.

     Because of the anticipated acquisition of these three (or more) companies, it is expected that the Company would add a minimum of three additional employees by May, 2000. Consolidation efforts would probably reduce the number of employees of the companies that might be acquired, by approximately six personnel.

Year 2000
---------

     Neither the Company, nor its subsidiaries, has had any negative effects from the year 2000 date change and management does not expect any material issues to arise in the future in this regard. The year 2000 was not considered a problem or a threat to the Company or any of our subsidiaries. All the programs were checked by the technicians from H.D.B. Telemetry and were all considered Y2K compliant, including all the software designs of H.D.B. Telemetry.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company leases approximately 2000 square feet of office space at 2950 E. Flamingo Rd., Suite F, Las Vegas, NV 89121 for its corporate offices. The monthly payment on this space is $500 and the lease expires on January 1, 2002. The use of this space is expected to be sufficient for the Company's needs until approximately 2002.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information as of February 25, 2000, with respect to the beneficial ownership of the common stock by each officer and director of the Company, each person (or group of persons whose shares are required to be aggregated) known to the Company to be the beneficial owner of more than five percent (5%) of the common stock, and all such directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

Title of    Name and Address       Amount & Nature     Percent of
Class       of Beneficial Owner    of Beneficial Owner  Class
---------------------------------------------------------------

Common     Ray Warren<F2>            95,000             2%
           2138 Abarth Street
           Las Vegas, NV 89122

Common     Darryl E. Schuttloffel    1,317,520          25%
           <F1> <F2>
           2808 Tumble Brook
           Las Vegas, NV 89134

Common     Norman Bebell<F2>         27,000             1%
           9050 Union Turnpike
           Apartment 3M
           Glendale, NY 11385

Common     Antony Brazenas<F2>       142,000<F3>        3%
           315 Douglas Road
           Canmore, Alberta
           Canada T1W 1K2

Common     Ronald L. Drake<F1><F2>   81,250             2%
           2950 E. Flamingo Rd.
           Suite F
           Las Vegas, NV 89121

Common     Scott B. Grams<F2>        207,000            2%
           805 Souris Avenue
           Weyburn, Saskatchewan
           Canada S4H 085

Common     Thomas R. Warren<F1><F2>  450,000            9%
           3541 Summer Estates Circle
           Salt Lake City, UT 84121

Common     Intermountain Management  1,074,032<F4>      20%
           Associates
           2950 E. Flamingo Rd.
           Suite F
           Las Vegas, NV 89121

Common     Officers and Directors    3,466,802          66%
           Of the Company as a
           Group (9 Persons)
-----------------------------------------------------------------
<F1> An officer of the Company.
<F2> A director of the Company.
<F3> 40,000 shares are held in the name of 599743 Sask LTD which is owned in part by Antony Brazenas, and 2,000 shares are held in Mr. Brazenas wife's name.
<F4> Intermountain Management is owned and controlled by both Ray
     E. Warren and Thomas R. Warren, both of whom are directors of the Company.

CHANGES IN CONTROL

     The Company has no arrangements which might result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS

     The following table sets forth the directors and executive officers of the Company, their ages, and all positions with the Company.

Name                    Age     Positions
---------------------------------------------------------------
Ray E. Warren           74      Chairman of the Board
Darryl E. Schuttloffel  62      Director, President and CEO
Thomas R. Warren        52      Director and Chief Financial
                                Officer
Ronald L. Drake         55      Director and Secretary
Jay Johnson Taylor      80      Director
Norman Bebell           74      Director
Antony Brazenas         59      Director
Scott B. Grams          33      Director
Alex Peluffo            39      Director

     Ray E. Warren, Chairman of the Board, has worked a lifetime in business and finance. He has been self employed for over 50 years. He is currently a self-employed business consultant, operating under the name Investment Associates, giving strategic planning and operational direction to large and small companies in a variety of industries. Mr. Warren was an owner and executive officer of a regional stock brokerage firm, Warren & Brown Associates from 1980 to 1990, where his responsibilities included capital formation and securities underwriting for small and large companies as well as compliance with federal and state regulations, and has acquired considerable expertise in the field of mortgage banking, under the name Salt Lake Mortgage, in which he has been engaged for the last six years. He will serve as a Director until the year 2000.

     Darryl E. Schuttloffel, President/CEO/Director, contributes to the Company more than forty years experience in entrepreneurship, business development, management, marketing and finance. Following a distinguished career in the television and motion picture industry as a producer (CKS Media, 1974-1978) (Tiffany Productions, 1978-1984) (Mark VII Ltd Productions 1984-
1990), he went into marketing and syndication (Lense Productions and Syndications, President, 1990-1993). That career included the production of the long-running television show, "The American

Investor." In 1993, Mr. Schuttloffel went into mortgage banking with The Investors Financial Network where he was Senior Loan Officer, (1993-1996). In 1996, he recognized the need for water in the West and in the area of development in the Arizona Strip and filed for franchises on water on two townships. He then formed The Shadow Ridge Water Company where he was President from its inception, 1996 to 1998, when it was acquired by the Company. Mr. Schuttloffel has served as President and CEO of the Company since November 1998 and has been appointed to serve through the end of the year 2000.

     Thomas R. Warren, Chief Financial Officer and Director, brings to the enterprise a strong background in corporate finance, executive-level management, and the securities industry, as well as a level of energy that has enabled him to successfully manage multiple enterprises throughout his thirty-year-plus business career. Following his education in Business Management and Marketing at the University of Utah, Mr. Warren became licensed in Life, Accident and Health insurance, and remains licensed in Utah and Nevada. From 1980 to 1992, Mr. Warren was a principal in a stock brokerage firm and was responsible for all areas of the firm's operations. He has operated a stock transfer agency, Silver State Registrar and Transfer, for the last 15 years. Mr. Warren has been in the home mortgage business for the last six years as the branch manager for the Las Vegas office of Salt Lake Mortgage. He joined the Board of Directors in 1999. He will serve until December, 2000.

     Ronald L. Drake, Secretary and Director, provides to the Company expertise in several key disciplines. As a U. S. Treasury Enrolled Agent since 1994, Mr. Drake owns and operates an accounting firm, Tax Planners, that specializes in income tax preparation, serving large and small businesses. His formal schooling includes securities, insurance and financial planning (Denver School of Certified Financial). Before retiring as Captain from a distinguished 25 year career with the Clark County (Nevada) Fire Department, Mr. Drake had primary responsibility for recruiting, personnel, training, reporting and equipment accounting. Mr. Drake has been a Director since the inception of the Corporation and will serve through December, 2000.

     Jay Johnson Taylor, Director, retired as Colonel for the U.S. Air Force's Strategic Air Command Headquarters, where he served as Director of Plans. Transitioning easily to the business world, Mr. Taylor soon distinguished himself as Vice President of Marketing for the Woodmoor Corporation, a Colorado-based real estate developer. He held this position from 1967 to 1973. Mr. Taylor helped to plan and market developments ranging from residential communities in the Colorado ski areas, to a resort development near Guaymas, Mexico, to a shopping center at Golden, Colorado. From 1976 to 1980 he was President of Vida del Mar resort in Manzanilla. From 1980 to 1997, Mr. Taylor served as Vice President of Finco International, an import and export company in Ogden, Utah, dealing mainly with Porcelain products. Mr. Taylor was elected to the Board in 1999 and will serve through December 2000.

     Norman Bebell, Director, resides in New York and has been a multifaceted technical and creative factor in the film and television industry for over thirty years. He has headed up the following corporations: Continental Film Laboratory of New York, Bebell and Bebell Color Laboratories, Marquis Film Distributors, Films for Educators, and Cineffects Visuals. Mr. Bebell teaches the film business at a private school and since 1994 has been a consultant to Lab Link and other film companies in New York. Mr. Bebell will serve the Board of Directors through the year 2000.

     Antony Brazenas, Director, is from Weyburn, Saskatchewan and is a Municipality Chancillor with the government and is involved in the ranching business as well as the petroleum business with JAC Petroleum Corporation. He has also been in the hospitality business as a hotelier. Mr. Brazenas also serves on the board of directors of H.D.B. Telemetry-Canada and has been a director of many businesses in Canada and the United States as well as a consultant to those companies. Since 1965, Mr. Brazenas has been the Secretary/Treasurer for Tonorose Farms Ltd., the Secretary/ Treasurer of Jo Amerts Petroleum Corporation, and the Secretary/ Treasurer for Saskatchewan Ltd 599743 since 1989. In 1975 he was elected to the board of directors of the Lucky Seven Farms Ltd and still serves in that capacity. In 1987 he was elected to the Board of Directors of Troika Petroleum Corporation, and still serves in that capacity. He was elected to the Board of Directors of this corporation in 1998 and will serve through the year 2000.

     Scott B. Grams, Director, is in the hospitality and travel business in Saskatchewan Canada where he is a partner in the family-owned tour bus and travel tour business, Stage Coach Tours and Chargers, since 1994. Mr. Grams has served on the board of directors since 1998 and consults with other businesses in the travel and hospitality industry. Mr. Grams will serve the Board of Directors until the end of 2000.

     Alex Peluffo, Director, is currently employed in a management position with The Paris Hotel in Las Vegas, Nevada. >From 1991 to 1996, he was Food and Beverage Manager at the Four Seasons and Stratosphere Hotels in Las Vegas, Nevada and prior to that was Food and Beverage Manager at the Ritz Carlton, in San Francisco, California, from 1991 to 1996. He is also a director in the Town Square LLC since 1998, the Shadow Ridge LLC since 1998 and is also managing a commercial development north of Las Vegas, Nevada, called "The Arizona Town Square." Mr. Peluffo is also a consultant to other corporations in the gaming and hotel industry.

     The Chairman of the Board of Directors, Mr. Ray E. Warren, and the Chief Financial Officer of the Corporation, Mr. Thomas R. Warren, are father and son. None of the directors, officers, control persons or promoters have had, in the last five years:
 i. Any voluntary or involuntary bankruptcy with any other company, general partnership or executive officership within the past two years.
 ii. Any conviction in a criminal proceeding or being subjected to a pending criminal proceedings.
 iii. been the subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoined, barred, suspended or otherwise limited in their involvement in any type of business, securities or banking activities.
 iv. Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

                    SUMMARY COMPENSATION TABLE<F1>

Name and                            Annual Compensation
Principal Position      Year              Salary
--------------------------------------------------------------
Darryl                  1999              $3,000
Schuttloffel            1998              $3,000
President               1997              $ -0-

<F1> All columns which are not applicable have been removed.

OPTIONS/SAR GRANTS

     There were no stock options or stock appreciation rights granted to the chief executive officer during the last fiscal year.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR END
OPTION/SAR VALUE TABLE

     Not applicable.

LONG TERM INCENTIVE PLANS

     There are no long term incentive plans in effect and therefore no awards have been given to any executive officer in the past year.

COMPENSATION OF DIRECTORS

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors.
The Company has not established committees of the Board of Directors.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN
CONTROL ARRANGEMENTS

     The Company does not have any employment contracts with any of its officers.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Darryl E. Schuttloffel, the President and a director of the Company, was issued 1,500,000 shares by the Company for $1,000 cash and services valued at $500 at the organization of the Company. These shares were valued at the par value of $.001 per share.

     Ray E. Warren, Chairman of the Board of Directors, was issued 1,500,000 shares by the Company for $1,000 cash and services valued at $500 at the organization of the Company. These shares were valued at the par value of $.001 per share.

     Darryl Schuttloffel, an officer, director and affiliate of the Company, gifted to Antony Brazenas 100,000 shares, which were valued at $25,000, for services as a director.

     Darryl Schuttloffel, an officer, director and affiliate of the Company, gifted to Scott B. Grams, 100,000 shares, which were valued at $25,000, for services as a director.

     Thomas R. Warren, an officer and director of the Company, was issued 50,000 shares of common stock for services rendered as the Company's Transfer Agent. These shares were valued at $2.00 per share.

     All other shares owned by the Company's officers and directors were purchased by the respective individuals in the Company's offering, on the open market or in an exchange during the acquisition of Shadow Ridge, upon the same terms as any other investor.

     Mr. Schuttloffel has notes to the corporation for a total of $218,000. One note for $26,947 was due in December, 1998. The remaining notes are due in December, 2000. Mr. Schuttloffel does intend to collect on the notes until profits are available to the Company. On the assignment of $592,000 worth of notes to the Company, the Company intends to utilize the monies to acquire companies with cash flow, which will be then paid back to Mr. Schuttloffel and Mr. Warren as the profits avail. Due date on the note for the assignments of $592,000 is December, 2010.

     The Company utilizes the services of Silver State Transfer
Agency as its transfer agent and Registrar. Silver State is operated by Thomas R. Warren, an officer and director of the Company.

     Other than as described above, there have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved.

     The Company has no promoters other than its executive officers and directors. There have been no transactions, other than as described above, which have benefitted or will benefit its executive officers and directors either directly or indirectly.

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company is presently authorized to issue 25,000,000 shares of common stock, $.001 par value per share. The Company presently has 5,242,572 shares of common stock outstanding. The shareholders of the Company do not have a preemptive right to acquire the Company's unissued shares. There are no provisions, other than the articles and by-laws of the Company and the Nevada Revised Statutes, that govern the voting of the Company's shares. The Company has not to date paid any dividends on its common stock. There are no provisions, other than as may be set forth in the Nevada Revised Statutes, that prohibit or limit the payment of dividends. There are no provisions in the Company's articles or by-laws that would delay, defer or prevent a change in control of the Company.

                             PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     The Company is voluntarily filing this Registration Statement on Form 10-SB in order to re-establish its listing on the OTC Bulletin Board, which now requires all listed companies to be registered with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934 and to be current in its required filings once so registered.

     There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder. There are presently 4,768,572 shares of restricted common stock which may be sold in reliance upon Rule 144 of the Securities Act of 1933, now or at some time in the future.

STOCKHOLDERS

     The are approximately 126 shareholders of record for the Company's common stock.

DIVIDENDS

     To date, the Company has not paid any dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, and other relevant factors. There are no provisions in the Company's articles of incorporation or by-laws that prevent or restrict the payment of dividends. Dividend payments, if any, would be subject to the provisions of the Nevada Revised Statutes as well.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. To the best of management's knowledge, none of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company has used the same auditor since inception has had no disagreements with its auditor.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     There were three individuals in Canada to whom the Company sold 2,340 shares of investment stock that were issued under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon exemptions from registration provided by Sections 3(b) and 4(6) of the Securities Act and Rule 504 of Regulation D thereunder and the meaning of rule 501 to accredited. These investors were accredited.

     The Shadow Ridge Water Company was purchased with a share for share exchange and the Company issued 1,000,000 shares of stock under Section 4(2) of the Securities Act, at a value of $2.00 per share on November 1, 1998. There were thirty five shareholders of The Shadow Ridge Water Company that received the distribution.

     H.D.B. Telemetry Corporation - Nevada was purchased for 100,000 shares of restricted stock under Section 4(2) of the Securities Act, and the shares were issued at the par value of $.001 per share. The stock was issued to two individuals in Canada and two companies in Canada.

     Twenty percent of H.D.B. Telemetry Ltd (Canada) was purchased for 25,000 shares of restricted stock issued under
Section 4(2) of the Securities Act, which shares were issued at par value to two individuals in Canada and two companies in Canada.

     There were 500,000 shares issued in an offering made pursuant to Regulation D, Rule 504 at $.15 per share for a total of $75,000 that was purchased by a total of 49 individuals (of which 26 were Canadian) and two Canadian Companies. The offering was completed in August of 1998.

     The Company issued for services, 1,680,000 shares of stock to eleven people. The stock was issued for services rendered to the Company from inception to December, 1998 and were issued at the par value of $.001 per share. Such stock was issued for services under Section 4(2) of the Securities Act.

     Darryl E. Schuttloffel and Ray E. Warren, the two incorporators, were issued 1,000,000 shares each at par value of $.001 per share, for which each paid $1,000. These shares were purchased under Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by Nevada law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

     In addition, the Company's Articles provide that the Company's directors will not be personally liable to the Company or any of its stockholders for damages for breach of the director's fiduciary duty as a director or officer involving any act or omission of any such director or officer. Each director will continue to be subject to liability for breach of the director's fiduciary duties to the Company for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of Nevada corporate law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws.

                             PART F/S

                    Great Basin Water Company
                      Financial Statements
            For the period beginning January 1, 1999
                  and ending December 31, 1999

                  Great Basin Water Company
                     Financial Statements
  For the years ended December 31, 1998 and December 31, 1999


                      TABLE OF CONTENTS


                                                        Page

Independent Auditor's Report                              1

Balance Sheet - Assets                                    2

Balance Sheet - Liabilities and Stockholders' Equity      3

Statement of Cash Flows                                   4

Income Statement                                          5

Statement of Capital Account                              6

Statement of Retained Earnings                            7

Summary of Significant Accounting Policies                8

                     Russell G. Nay, CPA
                       4278 Apex Drive
                   Las Vegas, Nevada  89147
                  Telephone:  (702) 227-8380



The Board of Directors
Great Basin Water Company


                  INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying consolidated balance sheet of Great Basin Water Company as of December 31, 1999, and the related income statement, cash flows and stockholders' equity for the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Basin Water Company as of December 31, 1999 and December 31, 1998, and the results of its income, cash flows, and stockholders' equity for the periods then ended in conformity with generally accepted accounting principles.


/s/ RUSSELL G. NAY
Las Vegas, Nevada
January 30, 2000



                                 (1)

                   Great Basin Water Company
                     A Development Company
                   Consolidated Balance Sheet
            For the period beginning January 1, 1999
                   and ending December 31, 1999




Assets


   Current Assets
   ------------------------------
   Cash                                             $     1,633
   Accounts Receivable                                    2,300
   Land Escrow                                            5,000
   Loan to Sunset Gold Enterprises                        2,000
                                                  -------------
 Total Current Assets                                   $10,933
                                                  -------------

   Fixed Assets
   ------------------------------
   Furniture & Fixtures                             $     9,918
   Computer Equipment                                     8,118
   Jeep Cherokee                                          5,000
   Accumulated Depreciation                              (5,458)
   Well #2, 14 Inch Well                                 75,000
   Well #3, 14 Inch Well                                 75,000
   Well #4, 12 Inch Well                                 75,000
   Well #5, 12 Inch Well                                 75,000
   Value of 2,733.35 Acre Feet of
      Water from Wells 2, 3, 4, 5                       450,000
   Land--Well #1                                         55,000
   Land for Waste Treatment Plant                        80,000
                                                  -------------
 Total Fixed Assets                                 $   902,578
                                                  -------------

   Other Assets
   -----------------------------
   Receivable--Sterling Investments,
     Ltd.                                           $   592,050
   Investment in Shadow Ridge                         2,000,000
   Investment in HDB Telemetry
     Systems                                            200,000
   Investment in HDB Telemetry
     Systems - Canada (20%)                              40,285
                                                  -------------
 Total Other Assets                                 $ 2,832,335
                                                  -------------
Total Assets                                        $ 3,745,846
                                                  -------------

The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                                  (2)

                      Great Basin Water Company
                        A Development Company
                  Consolidated Balance Sheet (cont.)
               For the period beginning January 1, 1999
                     and ending December 31, 1999



Liabilities and Stockholders' Equity


   Current Liabilities
   ------------------------------
   Accounts Payable                                 $    35,608
   Payable to Shareholder                                69,643
   Employee Payable                                         257
   Other Taxes Payable                                       25
   Payroll Liabilities                                    6,000
   Payroll Taxes Payable                                  3,570
                                                  -------------
 Total Current Liabilities                          $   115,103
                                                  -------------

   Long-Term Liabilities
   ------------------------------
   Note Payable to Town Square                      $    16,000
   Note Payable to Shareholders                         592,050
   Note Payable to Derral Christensen                    49,401
   Note on Land for Waste Treatment
      Plant                                              80,000
   Notes Payable to Shareholder                          96,520
                                                  -------------
 Total Long-Term Liabilities                        $   949,074
                                                  -------------

   Equity
   -----------------------------
   8% Preferred Series B Stock,
     $100 Par Value, 7,500 shares
     authorized, issued and
     outstanding                                    $   750,000
   Common Stock, $.001 par value,
     25,000,000 Shares authorized,
     2,620,000 Shares issued                              2,620
   Common Stock, Restricted
     $.001 per share, 1,000,000
     Shares issued $1,000 Total
     par value, $1,753,951 Add'l.
     Paid in Capital                                  2,000,000
   Paid in Capital in excess of
     par value                                          301,190
   Retained Earnings                                   (257,038)
                                                  -------------
 Total Stockholders' Equity                         $ 2,796,772
                                                  -------------
Total Liabilitites & Stockholders'
Equity                                              $ 3,745,846
                                                  -------------

The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                                 (3)

                    Great Basin Water Company
                      A Development Company
                  Consolidated Income Statement
             For the period beginning January 1, 1999
                   and ending December 31, 1999




Income
   Interest Income                                  $         0

Expenses:
   Telephone                                              7,557
   Postage & Delivery                                     2,520
   Bank Charges                                             559
   Insurance                                              1,009
   Rent                                                  11,230
   Payroll Expense                                       30,414
   Payroll Taxes                                          5,186
   Licenses, Permits & Fees                                 380
   Other Expenses                                        16,458
   Office Expense                                         2,069
   Professional Fees                                     20,933
   Travel & Entertainment                                12,635
   Advertising & Promotional Expense                        440
   Outside Services                                       8,835
   Depreciation Expense                                   3,654
                                                  -------------
Total Expenses                                      $   123,879
                                                  -------------

Income from Operations Before Income
   Taxes                                           ($   123,879)
                                                  -------------

   Income Taxes on Operations                                 0
                                                  -------------

Net Income/(Loss)                                  ($   123,879)
                                                  -------------

The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                               (4)

                    Great Basin Water Company
                      A Development Company
               Consolidated Statement of Cash Flows
             For the period beginning January 1, 1999
                  and ending December 31, 1999




Cash Flows From Operating Activities
   Net Income                                       $  (123,879)
   Non-cash Items included in
   Net Income:  Depreciation                              3,654
                                                  -------------

Net Cash Flows Provided by Operating
Activities                                          $  (120,225)

Cash Flows From Investing Activities
   Investment in Subsidiaries                       $         0
   Increase in Accounts Payable                         113,138
   Purchase of Assets for Cash                           (7,438)
   Increase in Receivables                                 (300)
                                                  -------------

Net Cash Flows Provided by Investing
Activities                                          $   105,400

Cash Flows From Financing Activities
     Loan From Shareholder                          $     2,822
     Long-Term Loans                                     10,401
     Common Stock                                        (1,564)
     Additional Paid in Capital                               0
                                                  -------------

Net Cash Flows Provided by Financing
Activities                                          $    11,659
                                                  -------------

Net Change in Cash Flows                            $    (3,166)
                                                  =============

Cash At The Beginning of The Period                 $     4,799
                                                  =============

Cash At The End Of The Period                       $     1,633
                                                  =============


The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                             (5)

                     Great Basin Water Company
                     A Development Company
         Consolidated Statement of Stockholders' Equity
   From Inception Through the Period Ending December 31, 1999


                                        $0.001     Additional   $100       Additional
                                         par        Paid In      par        Paid In
                            Shares      Value       Capital     Value       Capital     Total
                       ==========================================================================

Issuance of Common
Stock for cash on
September 16, 1997          3,683,713  $   3,684                                     $     3,684


Issuance of Common
Stock in Public Offering
January 1998                  500,000        500  $   74,500                         $    75,000

Issuance of Restricted
Stock, for Shadow
Ridge Water Co.             1,000,000      1,000   1,999,000                         $ 2,000,000

Issuance of Preferred
Stock for Four Water
Wells in February 1999                                        $   750,000 $    285   $   750,285

Stock Issuance For
HDB Telemetry Systems
July 12, 1999                 100,000        100     199,900                         $   200,000

Stock Issuance For 20%
HDB Telemetry Systems,
Canada  July 12, 1999          20,000         20      39,980                         $    40,000

Additional Capital
Paid-In                                                                                        0

Stock Retired in
June 1999.
1,683,713 Shares           (1,683,713)    (1,684)                                         (1,684)

Stock Issuance Costs                                 (13,475)                            (13,475)
                       ==========================================================================

Balance at
December 31, 1999           3,620,000  $   3,620  $2,299,905  $   750,000 $    285   $ 3,053,810
                       ==========================================================================


The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                              (6)

                  Great Basin Water Company
                    A Development Company
                Statement of Retained Earnings
  For the period beginning January 1, 1999 and December 31, 1999





Balance of Retained Earnings at
      December 31, 1998                           $    (133,159)


Current Period Activity                                (123,879)


Dividends and Distributions                                   0
                                                  =============

Balance of Retained Earnings at
      December 31, 1999                           $    (257,038)
                                                  =============










The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                                   (7)

                     Great Basin Water Company
                       A Development Company
             Summary of Significant Accounting Policies
              For the period beginning January 1, 1999
                    and ending December 31, 1999

1.  Organization of the Company

    Great Basin Water Company, (the "Company") was incorporated on August 27, 1997, under the laws of the State of Nevada.

    The Company was organized to facilitate the dispersion of water to areas with limited population.

    The Company is currently a publicly traded company.

2.  Stock Transactions

    The Company issued 500,000 shares of stock in an offering in January 1998. The majority of the proceeds received in this offering were utilized to cover operations of the Company, and to pay certain obligations of Shadow Ridge Water Company, a wholly owned subsidiary.

    Shadow Ridge Water Company was acquired November 1, 1998.
    The Company issued 1,000,000 shares of restricted common stock, with a par value of $0.001 per share. The value of the stock at that time is estimated to be approximately $2.00 per share, for a total of $2,000,000. This amount is reflected on the Consolidated Balance Sheet under Investment in Shadow Ridge, Access Road and Improvements, and under Restricted Stock. Management has determined the value of the stock as of the acquisition date, but expects this estimate to be conservative.

    The Company retired 1,683,713 shares of stock in June of 1999. These were all shares from the first issuance of stock at the Company's inception.

3.  Land and Well Acquisitions

    In February of 1999, the Company acquired four water wells with pumps and 2,733.35 acre feet of water in in exchange for 7,500 shares of Preferred Stock. (See Statement of Capital Accounts). The wells and pumps have a rated capacity of approximately 1,850,000 gallons per day, more than adequate to to supply developments for which the Company has provided Assurances of Service. Groundwater acquired was valued at approximately $166.00 per acre foot.

                                  (8)

                     Great Basin Water Company
                       A Development Company
          Summary of Significant Accounting Policies (cont.)
              For the period beginning January 1, 1999
                    and ending December 31, 1999


3.  Land and Well Acquisitions (Cont.)

    The Investment in Shadow Ridge is net of the access road and improvements. The access road is 3.04 miles in length, and 184 feet wide. Book value includes the costs associated with surveying, engineering, and mapping of 7.5 miles of mains and laterals for water and waste treatment. The book value also includes the costs of aquisition of three separate franchises from Mohave County, Arizona.

    A parcel of land was purchased for $55,000 and holds Well #1.

    A parcel of land was acquired on which it is planned that a waste treatment plant will be constructed.

4.  Accounts and Notes Payable

    The Shareholder payable on the Balance Sheet represents operating expenses of the Company which were paid by the shareholder and will be reimbursed to him.

    The Notes Payable to Shareholder represent outstanding notes which were made with Shadow Ridge prior to the acquisition, and are now the obligation of the Company.

    A note payable in the amount of $55,000 was issued to Derral
    Christensen for the land which holds Well #1.

    A note in the amount of $80,000 was given in exchange for the land where the water treatement plant will be contructed.

5.  Investments

    On July 12, 1999 the Company acquired 100% of HDB Telemetry
    Systems in exchange for 100,000 shares of stock valued at $2.00 per share.

    On July 12, 1999 the Company acquired 20% of HDB Telemetry
    Systems Canada in exchange for 20,000 shares of stock valued at $2.00 per share.

                                  (9)

                     Great Basin Water Company
                       A Development Company
          Summary of Significant Accounting Policies (cont.)
              For the period beginning January 1, 1999
                    and ending December 31, 1999


5.  Investments (Cont.)

    In December 1999, two of the major shareholders assigned to the Company a note and all associated income therefore. This assignment of income is a loan to the Company, and is expected to be paid back at such time as the Company is able.


6.  Depreciable Assets

    The Company is depreciating assets on the straight-line basis over the appropriate lives for those assets.




                              (10)

                  Great Basin Water Company
                     Financial Statements
  For the years ended December 31, 1998 and December 31, 1999


                      TABLE OF CONTENTS


                                                        Page

Independent Auditor's Report                              1

Balance Sheet - Assets                                    2

Balance Sheet - Liabilities and Stockholders' Equity      3

Statement of Cash Flows                                   4

Income Statement                                          5

Statement of Capital Account                              6

Statement of Retained Earnings                            7

Summary of Significant Accounting Policies                8

                     Russell G. Nay, CPA
                       4278 Apex Drive
                   Las Vegas, Nevada  89147
                  Telephone:  (702) 227-8380



The Board of Directors
Great Basin Water Company


                  INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying consolidated balance sheet of Great Basin Water Company as of December 31, 1998, and the related income statement, cash flows and stockholders' equity as of December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Basin Water Company as of December 31, 1999 and December 31, 1998, and the results of its income, cash flows, and stockholders' equity for the periods then ended in conformity with generally accepted accounting principles.


/s/ RUSSELL G. NAY
Las Vegas, Nevada
January 20, 2000



                                 (1)

                   Great Basin Water Company
                     A Development Company
                   Consolidated Balance Sheet
            For the period beginning January 1, 1998
                   and ending December 31, 1998




Assets


   Current Assets
   ------------------------------
   Cash                                             $     4,799
   Accounts Receivable                                    2,000
   Land Escrow                                            5,000
   Loan to Sunset Gold Enterprises                        2,000
                                                  -------------
 Total Current Assets                                   $13,799
                                                  -------------

   Fixed Assets
   ------------------------------
   Depreciable Assets                               $    14,103
   Accumulated Depreciation                              (1,804)
   Land                                                  55,000
                                                  -------------
 Total Fixed Assets                                 $    67,299
                                                  -------------

   Other Assets
   -----------------------------
   Investment in Shadow Ridge                         2,000,000
                                                  -------------
 Total Other Assets                                 $ 2,000,000
                                                  -------------
Total Assets                                        $ 2,081,098
                                                  -------------

The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                                  (2)

                      Great Basin Water Company
                        A Development Company
                  Consolidated Balance Sheet (cont.)
               For the period beginning January 1, 1998
                     and ending December 31, 1998



Liabilities and Stockholders' Equity


   Current Liabilities
   ------------------------------
   Accounts Payable                                 $       350
                                                  -------------
 Total Current Liabilities                          $       350
                                                  -------------

   Long-Term Liabilities
   ------------------------------
   Long Term Note Payable                           $    55,000
   Notes Payable to Shareholders                         93,698
                                                  -------------
 Total Long-Term Liabilities                        $   149,048
                                                  -------------

   Equity
   -----------------------------
   Common Stock, $.001 par value,
     25,000,000 Shares authorized,
     5,184,000 Shares issued                        $     5,184
   Common Stock, Restricted
     $.001 per share, 1,000,000
     Shares issued $1,000 Total
     par value, $1,999,000 Add'l.
     Paid in Capital                                  2,000,000
   Paid in Capital in excess of
     par value                                           60,025
   Retained Earnings                                   (133,159)
                                                  -------------
 Total Stockholders' Equity                         $ 1,932,050
                                                  -------------
Total Liabilitites & Stockholders'
Equity                                              $ 2,081,098
                                                  -------------

The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                                 (3)

                    Great Basin Water Company
                      A Development Company
                  Consolidated Income Statement
             For the period beginning January 1, 1998
                   and ending December 31, 1998




Income
   Interest Income                                  $         0

Expenses:
   Advertising                                              672
   Bank Charges                                             349
   Depreciation                                           1,804
   Licenses, Permits & Fees                               2,208
   Insurance                                                877
   Other Expenses                                        17,939
   Office Expense                                         6,791
   Outside Services                                      25,924
   Payroll Expense                                       10,420
   Payroll Tax Expense                                    2,580
   Postage & Delivery                                       791
   Professional Fees                                     36,090
   Rent                                                   6,973
   Telephone                                              2,593
   Travel & Entertainment                                15,772
   Utilities                                                 24
                                                  -------------
Total Expenses                                      $   132,759
                                                  -------------

Operation Income Before Income
   Taxes                                           ($   132,759)
                                                  -------------

   Income Taxes on Operations                                 0
                                                  -------------

Net Income/(Loss)                                  ($   132,759)
                                                  -------------

The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                               (4)

                    Great Basin Water Company
                      A Development Company
               Consolidated Statement of Cash Flows
             For the period beginning January 1, 1998
                  and ending December 31, 1998




Cash Flows From Operating Activities
   Net Income                                       $  (132,759)
   Non-cash Items included in
   Net Income:  Depreciation                              1,804
                                                  -------------

Net Cash Flows Provided by Operating
Activities                                          $  (130,955)

Cash Flows From Investing Activities
   Investment in Subsidiaries                       $(2,000,000)
   Increase in Accounts Payable                             350
   Purchase of Assets for Cash                          (14,103)
   Increase in Receivables                               (4,000)
                                                  -------------

Net Cash Flows Provided by Investing
Activities                                          $(2,017,753)


Cash Flows From Financing Activities
     Loan From Shareholder                          $    90,842
     Common Stock                                         1,450
     Additional Paid in Capital                       2,060,065
                                                  -------------

Net Cash Flows Provided by Financing
Activities                                          $ 2,152,357
                                                  -------------

Net Change in Cash Flows                            $    (3,649)
                                                  =============

Cash At The Beginning of The Period                 $     1,150
                                                  =============

Cash At The End Of The Period                       $     4,799
                                                  =============


The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                             (5)

                     Great Basin Water Company
                     A Development Company
         Consolidated Statement of Stockholders' Equity
             For the period beginning January 1, 1998
                 and Ending December 31, 1999


                                        $0.001     Additional   $100       Additional
                                         par        Paid In      par        Paid In
                            Shares      Value       Capital     Value       Capital     Total
                       ==========================================================================

Issuance of Common
Stock for cash on
September 16, 1997          3,683,713  $   3,684                                     $     3,684


Issuance of Common
Stock in Public Offering
January 1998                  500,000        500  $   74,500                         $    75,000

Issuance of Common
Stock for Acquisition of
Shadow Ridge Water Co.
on November 1, 1998         1,000,000      1,000   1,999,000                         $ 2,000,000


Stock Issuance Costs                                 (13,475)                            (13,475)
                       ==========================================================================

Balance at
December 31, 1999           5,186,713  $   5,184  $2,069,025  $         0 $      0   $ 2,065,209
                       ==========================================================================


The accompanying Summary of Significant Accounting Policies are an integral part of these financial statements.

                              (6)

                     Great Basin Water Company
                       A Development Company
             Summary of Significant Accounting Policies
              For the period beginning January 1, 1998
                    and ending December 31, 1998

1.  Organization of the Company

    Great Basin Water Company, (the "Company") was incorporated on August 27, 1997, under the laws of the State of Nevada.

    The Company was organized to facilitate the dispersion of water to areas with limited population.

    The Company is currently a publicly traded company.

2.  Stock Transactions

    The Company issued 500,000 shares of stock in an offering in January 1998. The majority of the proceeds received in this offering were utilized to cover operations of the Company, and to pay certain obligations of Shadow Ridge Water Company, a wholly owned subsidiary.

    On November 1, 1998 the Company issued 1,000,000 shares of stock. A portion of the proceeds were used to effect the acquisition of Shadow Ridge Water Company.

    Shadow Ridge Water Company was acquired on November 1, 1998. The Company issued 1,000,000 shares of restricted common stock, with a par value of $0.001 per share. The value of the stock at that time is estimated to be approximately $2.00 per share, for a total of $2,000,000. This amount is reflected on the Consolidated Balance Sheet under Investment in Shadow Ridge and the stock transaction is shown under the Restricted Stock. Management has determined the value of the stock as of the acquisition date, but expects this estimate to be conservative.

3.  Land and Well Acquisitions

    The investment in Shadow Ridge includes an ccess road and improvements. the access road is 3.04 miles in length, and 184 feet wide. Book value includes the costs associated with surveying, engineering, and mapping of 7.5 miles of mains and laterals for water and waste treatment. The book value also includes the costs of three separate franchises from Mohave County, Arizona.

    A parcel of land was purchased for $55,000 and holds Well #1.

                              (7)

                     Great Basin Water Company
                       A Development Company
         Summary of Significant Accounting Policies (Cont.)
              For the period beginning January 1, 1998
                    and ending December 31, 1998


4.  Accounts and Notes Payable

    A portion of the Shareholder Payables represent outstanding notes which were made with Shadow Ridge prior to the acquisition, and are now obligations of the Company.
    The remaining portion represents loans to the Company to cover operating expenses.

    A note payable in the amount of $55,000 was issued to Derral
    Christensen for the land which holds Well #1.


                             PART III

ITEMS 1 AND 2.   INDEX TO EXHIBITS AND DESCRIPTION

Exhibit
Number    Description
-------   -----------------------------------------------------
27.0      Financial Data Schedule


                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            GREAT BASIN WATER COMPANY
                            (Registrant)

Date: May 31, 2000          By:/s/ DARRYL SCHUTTLOFFEL
                            --------------------------------
                            Darryl Schuttloffel
                            President, CEO and duly
                            authorized officer